Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JULY 1, 2016
TO THE PROSPECTUS DATED APRIL 1, 2016

This supplement No. 5 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 5 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of June 30, 2016;
•the status of our offering;
•the status of our share repurchase plan;

•	the acquisition of San Juan Medical Center, Tampa Distribution Center, Aurora Distribution Center, Lane Parke Apartments, Pioneer Tower, and Valencia Industrial Portfolio; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of June 30, 2016:

	June 30, 2016
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$888,225,000	$534,191,000	$162,071,000	$93,038,000	$108,120,000
Debt	(326,274,000)	(196,226,000)	(59,534,000)	(34,176,000)	(39,716,000)
Other assets and liabilities, net	25,988,000	15,630,000	4,742,000	2,722,000	3,163,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$587,939,000	$353,595,000	$107,279,000	$61,584,000	$71,567,000
Number of outstanding shares	52,560,349	31,535,237	9,564,364	5,489,056	6,387,184
NAV per share	$11.19	$11.21	$11.22	$11.22	$11.20

(1)	The value of our real estate investments was greater than the historical cost by approximately 3.9% as of June 30, 2016.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of June 30, 2016:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	6.27%	6.06%	6.24%	5.76%	7.25%	6.03%
Discount rate/internal rate of return (IRR)	7.53	6.90	6.98	6.61	8.28	6.94
Annual market rent growth rate	3.04	3.14	2.83	3.31	3.52	3.12
Holding period (years)	10.00	10.00	10.00	10.00	24.43	10.32

(1)	Other includes two standalone parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term.
While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of June 30, 2016 of 0.25% would yield a decrease in our total real estate investment value of 1.5% and our NAV per share class would have been $10.92, $10.96, $10.97, $10.96 and $10.95 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of June 30, 2016, we have received aggregate gross proceeds of approximately $629,254,000 including $399,519,000 from the sale of 35,718,730 Class A shares, $117,496,000 from the sale of 10,580,010 Class M shares, $61,483,000 from the sale of 5,494,050 Class A-I shares and $50,756,000 from the sale of 4,590,148 Class M-I shares pursuant to our primary offering. As of June 30, 2016, there were $1,770,746,000 in shares of our common stock in our primary offering available for sale. As of June 30, 2016, we have received approximately $22,077,000 pursuant to our distribution reinvestment plan, including $14,466,000 from the sale of 1,306,695 Class A shares, $4,765,000 from the sale of 429,253 Class M shares, $1,209,000 from the sale of 108,516 Class A-I shares and $1,637,000 from the sale of 147,356 Class M-I shares. As of June 30, 2016, there were $277,923,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $1,065,272,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $169,509,000 during the quarter ending June 30, 2016.  As of June 30, 2016, our total Company NAV across all share classes was approximately $1,181,964,000.
Share Repurchase Plan Status
During the quarter ended June 30, 2016, we redeemed 528,603 shares for a total of approximately $5,935,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from July 1, 2016 through September 30, 2016 are limited to approximately $59,098,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisitions
On April 1, 2016, we acquired San Juan Medical Center, a newly constructed, 40,000 square foot medical office building in the affluent community of San Juan Capistrano, California. The property is leased to a high quality tenant roster that includes MemorialCare Medical Foundation and Fresenius Dialysis. The purchase price was approximately $27 million and was funded with cash on hand.
On April 11, 2016, we acquired Tampa Distribution Center, a 386,000 square foot, Class-A distribution center in Tampa, Florida. The property is 100% leased with a weighted average remaining lease term of over six years. The purchase price was approximately $28.3 million and was funded with cash on hand.
On May 20, 2016,we acquired Aurora Distribution Center, a 305,000 square foot warehouse in the Chicago outer market. The property is 100% leased to Fortune 200 manufacturer PPG Industries for 12 years with 2 percent annual rent increases. The purchase price was approximately $27.7 million and was funded with cash on hand.
On May 26, 2016, we acquired Lane Parke Apartments, a 276-unit apartment complex that is 97% leased. The apartments are located in the Birmingham suburb of Mountain Brook, Alabama, one of the most affluent neighborhoods in the country. The purchase price was approximately $73.3 million and was funded with cash on hand.
On June 28, 2016, we acquired Pioneer Tower, a 17 story, 296,000 square foot multi-tenant office property located in downtown Portland, Oregon that is 95% leased to approximately 20 tenants. The purchase price was approximately $121.8 million and was funded with cash on hand.

On June 30, 2016, we acquired Valencia Industrial Portfolio, a five property, 492,000 square foot, industrial portfolio located in Valencia, California that is 95% leased. The purchase price was approximately $64.5 million and was funded with cash on hand and a $25 million draw on our line of credit.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from June 1 to June 30, 2016, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
June 1, 2016	$11.23	$11.27	$11.28	$11.28	$11.27
June 2, 2016	$11.23	$11.27	$11.28	$11.28	$11.27
June 3, 2016	$11.23	$11.27	$11.28	$11.28	$11.27
June 6, 2016	$11.24	$11.28	$11.28	$11.29	$11.27
June 7, 2016	$11.24	$11.28	$11.28	$11.29	$11.27
June 8, 2016	$11.24	$11.28	$11.28	$11.29	$11.27
June 9, 2016	$11.24	$11.29	$11.29	$11.30	$11.28
June 10, 2016	$11.25	$11.29	$11.29	$11.30	$11.28
June 13, 2016	$11.27	$11.31	$11.31	$11.32	$11.31
June 14, 2016	$11.27	$11.31	$11.31	$11.32	$11.31
June 15, 2016	$11.27	$11.31	$11.31	$11.32	$11.31
June 16, 2016	$11.27	$11.31	$11.31	$11.32	$11.31
June 17, 2016	$11.25	$11.29	$11.29	$11.30	$11.29
June 20, 2016	$11.25	$11.29	$11.30	$11.30	$11.29
June 21, 2016	$11.25	$11.29	$11.30	$11.30	$11.29
June 22, 2016	$11.25	$11.29	$11.30	$11.31	$11.29
June 23, 2016	$11.25	$11.29	$11.30	$11.31	$11.29
June 24, 2016	$11.25	$11.29	$11.30	$11.31	$11.29
June 27, 2016	$11.25	$11.30	$11.30	$11.31	$11.30
June 28, 2016	$11.25	$11.30	$11.30	$11.31	$11.30
June 29, 2016	$11.27	$11.31	$11.32	$11.33	$11.31
June 30, 2016 (2)	$11.19	$11.21	$11.22	$11.22	$11.20

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On May 10, 2016, our board of directors approved a gross dividend for the second quarter of 2016 of $0.12 per share to stockholders of record as of June 29, 2016. The decrease in share price on June 30, 2016 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.